

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 24, 2008

Mr. Guy Elliott
Financial Director
Rio Tinto plc and Rio Tinto Limited
5 Aldermanbury Square
London, EC2V 7HR, United Kingdom

> **Re:** **Rio Tinto plc and Rio Tinto Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 31, 2008**
> **File No.'s 001-10533 and 000-20122**

Dear Mr. Elliott:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director